

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 2, 2017

Oleg Firer
Chief Executive Officer
Net Element, Inc.
3363 NE 163rd St., Suite 705
North Miami Beach, Florida 33160

      Re: **Net Element, Inc.**
              Registration Statement on Form S-1
              Filed October 26, 2017
              File No. 333-221148

Dear Mr. Firer:

We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note that a Form S-1 with file number 333-219324 was declared effective on August 2, 2017 and that Cobblestone Capital Partners, LLC was identified as the selling shareholder in that prospectus. In light of the previously registered resale offering pursuant to a registration statement, please provide an analysis as to why you believe this offering is appropriately registered as an indirect primary offering in reliance on Securities Act Rule 415(a)(1)(i). Among other factors, address the aggregate size of the resale offerings that have been registered pursuant to this purchase agreement compared to the number of shares of common stock held by non-affiliates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Serge V. Pavluk
       Snell & Wilmer L.L.P.